Exhibit 99.1

GDS Announces Closing of Offering of US$550 Million Convertible Senior Notes and Full Exercise of Option to Purchase Additional Notes

Shanghai, China, May 30, 2025 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced the closing of its previously announced offering of 2.25% convertible senior notes in an aggregate principal amount of US$550 million due 2032 (the “Notes”), which amount reflects the exercise in full by the initial purchasers of their option to purchase an additional US$50 million in aggregate principal amount of the Notes (collectively, the “Notes Offering”). The Notes were offered in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).

GDS received net proceeds from the Notes Offering of approximately $534.9 million, after deducting the initial purchasers’ discounts and estimated issuance expenses. The Company plans to use the net proceeds from the Notes Offering for working capital needs and the refinancing of its existing indebtedness, including potential future negotiated repurchases, or redemption upon exercise of the investor put right, of its convertible bonds due 2029.

The Notes are senior unsecured obligations of GDS and bear interest at a rate of 2.25% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2025. The Notes will mature on June 1, 2032, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date.

The initial conversion rate of the Notes is 30.2343 American depositary shares, each representing eight Class A ordinary shares of the Company (the “ADSs”), per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$33.08 per ADS and represents a conversion premium of approximately 35% above the public offering price of the Primary ADSs (as defined below), which was US$24.50 per ADS (the “ADS Public Offering Price”)). The conversion rate of the Notes is subject to adjustment upon the occurrence of certain events.

Prior to the close of business on the business day immediately preceding December 1, 2031, the Notes will be convertible only upon satisfaction of certain conditions and during certain periods. On or after December 1, 2031 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their Notes at their option at any time. Upon conversion, the Company will pay or deliver, as the case may be, cash, the ADSs or a combination of cash and ADSs, at the Company’s election. Holders may also elect to receive Class A ordinary shares in lieu of any ADSs deliverable upon conversion, subject to certain procedures and conditions set forth in the terms of the Notes.

The Company may redeem for cash all but not part of the Notes (i) in the event of certain tax law changes (a “Tax Redemption”) or (ii) if less than 10% of the aggregate principal of amount of notes originally issued (for the avoidance of doubt, including the notes issued upon the exercise of the initial purchasers’ option to purchase additional notes) remains outstanding at such time (a “Cleanup Redemption”). The Notes are not redeemable before June 6, 2029, except in connection with a Tax Redemption or Cleanup Redemption. On or after June 6, 2029 and on or prior to the 40th scheduled trading day immediately prior to the maturity date, the Notes will be redeemable, in whole or in part, for cash at the Company’s option at any time, and from time to time, if (x) the notes are “freely tradable” (as defined in the indenture for the Notes), and all accrued and unpaid additional interest, if any, has been paid in full, as of the date we send such notice and (y) the last reported sale price of the ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provides notice of redemption and (ii) the trading day immediately preceding the date the Company sends such notice (such redemption, an “Optional Redemption”). The redemption price in the case of a Tax Redemption, Cleanup Redemption or an Optional Redemption will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the related redemption date.

Holders of the Notes may require the Company to repurchase for cash all or part of their Notes on June 1, 2029. In addition, holders of the Notes have the option, subject to certain conditions, to require the Company to repurchase any Notes held in the event of a “fundamental change” (as will be defined in the indenture for the Notes). The repurchase price, in each case, will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

The Company expects that certain purchasers of the Notes may establish a short position with respect to its ADSs by short selling its ADSs or by entering into short derivative positions with respect to its ADSs (including entering into derivatives with an affiliate of an initial purchaser in the Notes Offering), in each case, in connection with the Notes Offering. Any of the above market activities by purchasers of the Notes could increase (or reduce any decrease in) or decrease (or reduce any increase in) the market price of the Company’s ADSs or the Notes at that time, and the Company cannot predict the magnitude of such market activity or the overall effect it will have on the price of the Notes or its ADSs.

The Company also announced today by separate press release the closing of a separate registered public offering (the “Delta Placement of Borrowed ADSs”) of 6,000,000 ADSs, at the ADS Public Offering Price, that the Company lent to an affiliate (the “ADS Borrower”) of an initial purchaser in the Notes Offering in order to facilitate the privately negotiated derivative transactions by some holders of the Notes for purposes of hedging their investment in the Notes. The Company entered into an ADS lending agreement (the “ADS Lending Agreement”) with the ADS Borrower, pursuant to which the Company lent 6,000,000 ADSs (the “Borrowed ADSs”) to the ADS Borrower. The ADS Borrower or its affiliate received all of the proceeds from the sale of the Borrowed ADSs and the Company did not receive any of those proceeds, but the ADS Borrower paid the Company a nominal lending fee for the use of those ADSs pursuant to the ADS Lending Agreement. The activity described above could affect the market price of the Company’s ADSs or the Notes otherwise prevailing at that time.

The Company also announced today by separate press release the closing of a separate registered public offering (the “Primary ADSs Offering”) of 5,980,000 ADSs (the “Primary ADSs”), at the ADS Public Offering Price, and reflecting the exercise in full by the underwriters of their option to purchase 780,000 additional Primary ADSs.

Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy any securities, including the Notes, the Borrowed ADSs or the Primary ADSs, nor shall there be any offer or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The Delta Placement of Borrowed ADSs and the Primary ADSs Offering were made only by means of separate prospectus supplements and accompanying prospectuses pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”).

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the Class A ordinary shares represented thereby or deliverable upon conversion of Notes in lieu thereof, have not been and will not be registered under the Securities Act or any state securities laws, and were offered and sold only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in and around primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 24-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a non-controlling 35.6% equity interest in DayOne Data Centers Limited which develops and operates data centers in International markets.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the Notes Offering, Delta Placement of Borrowed ADSs and the Primary ADSs Offering, the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and regions in which GDS’ major equity investees operate, such as South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the results of operations, growth prospects, financial condition, regulatory environment, competitive landscape and other uncertainties associated with the business and operations of our significant equity investee DayOne; the continued adoption of cloud computing and cloud service providers in China and other major markets that may impact the results of our equity investees, such as South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations and those of its major equity investees; competition in GDS Holdings’ industry in China and in markets that affect the business of our major equity investees, such as South East Asia; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited